[FORTUNE BRANDS LOGO]                                               NEWS RELEASE
                                                                    NEWS RELEASE
                                                                    NEWS RELEASE

---------------------------------------------------------------
FORTUNE BRANDS, INC., 300 TOWER PARKWAY, LINCOLNSHIRE, IL 60069

CONTACT:
MEDIA RELATIONS:              INVESTOR RELATIONS:
CLARKSON HINE                 ANTHONY J. DIAZ
(847) 484-4415                (847) 484-4410

                          FORTUNE BRANDS REPORTS RECORD
                      FOURTH QUARTER AND FULL YEAR RESULTS

      COMPANY DELIVERS YEAR 2000 DILUTED EPS GROWTH OF 15%, BEFORE CHARGES; COMPLETES RESTRUCTURING PROGRAM; EXPECTS ANOTHER RECORD YEAR IN 2001

Lincolnshire, IL, January 25, 2001 - Fortune Brands, Inc. (NYSE: FO), a leading consumer brands company, today reported record fourth quarter and full-year earnings results. The success of the company's brand building, supply chain improvements and shareholder value initiatives drove the results. For the quarter, diluted EPS before net charges increased 6% to 71 cents, up from 67 cents a year ago. For the full year, diluted EPS before net charges climbed 15% to $2.29. Excluding the exchange impact of the strong U.S. dollar, EPS growth was even stronger, up 13% for the quarter and up 20% for the year.

"Fortune Brands had an excellent year, extending our track record of double-digit EPS growth," said Fortune Brands Chairman & Chief Executive Officer Norm Wesley. "On the breadth of our leading consumer brands portfolio, on the strength of our brand building, innovation, and enhanced customer service, and with our intense focus on shareholder value, we delivered on the goals we set a year ago for earnings, returns and reduced cost structure. We delivered solid double-digit earnings per share growth of 15%. We improved return on equity 140 basis points, 40 points above our goal. And we completed our major restructuring program to realign our cost structure, increase competitiveness and improve supply chains. Year 2000 savings from that program exceeded the $60 million we projected, and we now expect savings to grow an additional $20 million in 2001."

"With our brand reinvestments and business improvements, Fortune Brands is well positioned to confront the continuing challenges - including adverse foreign exchange, moderation in the housing market and a slower retail environment - that will particularly impact first half results," Wesley added. "Looking ahead, we expect another record year in 2001. Our long-term goal remains double-digit growth in earnings per share, but the current economic environment makes that an ambitious objective for 2001 if you exclude the 9-cent-per-share benefit of lower goodwill amortization."

FOURTH QUARTER financial highlights include:

-    Record sales +3% to $1.5 billion (+5% on a comparable basis)
-    Record operating company contribution +2% to $249 million (+6% comparable)
-    Income from operations before net charges flat at $112 million
-    Diluted EPS before net charges +6% to 71 cents

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FORTUNE BRANDS REPORTS RECORD FOURTH QUARTER AND FULL YEAR RESULTS, PAGE 2


FULL YEAR 2000 financial highlights include:

-    Record sales +5% to $5.84 billion (+6% comparable)
-    Record operating company contribution +5% to $874 million (+7% comparable)
-    Income from operations before net charges +8% to $366 million
-    Diluted EPS before net charges +15% to $2.29
-    2000 share repurchases total 10 million, more than 6% of shares outstanding
- Dividend increased four cents to indicated annual rate of 96 cents per share

In accordance with the company's accounting policy that evaluates goodwill on a discounted cash flow basis, the company in the quarter recorded a previously announced non-cash goodwill write-off of $503 million ($487 million after tax, or $3.15 per share) related to the office products business. Also in the quarter, the company recorded pre-tax restructuring and non-recurring charges of $42.6 million ($27.4 million after tax), offset by a $30 million gain from the favorable resolution of routine audits of prior years' tax returns. The charges
- primarily related to product discontinuances and personnel realignment in office products - complete the company's current restructuring program in line with the company's expectations. Including the non-cash goodwill write-off and the net charges, the company reported a net loss for the quarter of $373 million, or $2.41 per share.

Operational highlights include:

- Record fourth quarter performance propelled full-year home and hardware sales past $2 billion for the first time ever. Expanding customer relationships helped the cabinet brands - led by Aristokraft, Schrock and Decora - deliver double-digit underlying sales increases in every quarter. Bolstered by innovative new products and favorable product mix, Moen (#1 faucet in North America) achieved another year of record results. The benefits of Master Lock's supply chain restructuring - completed nine months ahead of schedule - and strong demand for new products across the segment helped push full-year sales and operating company contribution to new records.

- Spirits & wine contribution increased to a record and - on a comparable basis - was up 14% for the quarter and 11% for the year. While reported full-year sales were off 3%, comparable sales were up 6%, excluding foreign exchange, excise taxes, and the impact of sales through the Maxxium international joint venture - which are now net of distribution expense and excise taxes. The continued success of Jim Beam bourbon (#1 in the world) and DeKuyper cordials (#1 in the U.S.), combined with strategic focus on developing high-margin super-premium spirits brands, fueled the segment's performance. Full-year depletions - sales from distributors to retailers - increased strong double-digits for fast-growing brands including Knob Creek small batch bourbon, Vox ultra-premium vodka and premium Geyser Peak wines. Results were further enhanced by the first full year of cost benefits from international distribution through the Maxxium joint venture.

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FORTUNE BRANDS REPORTS RECORD FOURTH QUARTER AND FULL YEAR RESULTS, PAGE 3

- As anticipated, full-year results in the golf business were relatively flat as the company invested to defend golf ball share. The company's total golf ball volumes increased to a record. Through industry-leading innovation, best-in-class manufacturing and marketing firepower, Titleist reinforced its position as the #1 ball in golf. On the worldwide professional tours, Titleist golf balls - including the new Pro V1 model - amassed 137 victories in 2000, more than four times the nearest competitor. Share gains for Titleist Titanium drivers, 975F fairway metals, Vokey Design wedges and Scotty Cameron putters partially offset lower sales of Cobra brand clubs. Successful new products like the DryI.C.E. golf shoe helped FootJoy - the #1 shoe and #1 glove in golf - generate sharply higher share in shoes and sales gains in gloves.

- Even with flat fourth quarter sales, the office products business achieved record full year sales, up 4%. Full-year international results improved significantly in local currency and bindery and stapling products registered solid gains in North America. Office products contribution was down 27% in the quarter and 10% for the year, as customer pricing pressures, a slowing North American retail environment, adverse foreign exchange and manufacturing transition costs impacted bottom-line results.

                                      * * *

Fortune Brands, Inc. is a consumer products company with annual sales exceeding $5.8 billion. Its operating companies have premier brands and leading market positions in home and hardware products, office products, golf equipment and spirits and wine. Home and hardware brands include Moen faucets, Aristokraft and Schrock cabinets, Master locks and Waterloo tool storage sold by units of MasterBrand Industries, Inc. Office brands include Day-Timer, Swingline, Kensington and Wilson Jones sold by units of ACCO World Corporation. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Major spirits and wine brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek bourbons, DeKuyper cordials, Whyte & Mackay Scotch and Geyser Peak and Canyon Road wines. Fortune Brands, headquartered in Lincolnshire, Illinois, is traded on the New York Stock Exchange under the ticker symbol FO and is included in the S&P 500 Index.

To hear the company's quarterly earnings conference call, or to receive company news releases by e-mail, please visit WWW.FORTUNEBRANDS.COM.

                                      * * *

This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, changes in interest rates, competitive product and pricing pressures, trade consolidations, the impact of

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FORTUNE BRANDS REPORTS RECORD FOURTH QUARTER AND FULL YEAR RESULTS, PAGE 4

excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, changes in golf equipment regulatory standards, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, challenges in the integration of acquisitions and joint ventures, risks associated with the Company's implementation of strategic options for ACCO World Corporation, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

                                      # # #

                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                                     Three Months Ended December 31,
                                                    2000           1999      % Change
Net Sales*                                       $1,526.8       $1,486.9        2.7

     Cost of goods sold                             792.3          736.1        7.6

     Excise taxes on spirits and wine                98.4          104.5       (5.8)

     Advertising, selling, general
       and administrative expenses*                 395.2          411.7       (4.0)

     Amortization of intangibles                     20.0           19.8        1.0

     Write-down of goodwill                         502.6            -          -

     Restructuring and other
       nonrecurring charges                          42.6           49.7        -

     Interest expense                                33.3           29.4       13.3

     Other (income) expense, net                     (0.4)         (29.8)       -

Income (Loss) Before Taxes                         (357.2)         165.5        -

     Income taxes                                    15.5           64.3        -

Net Income (Loss)                                  (372.7)         101.2        -

Earnings Per Common Share

     Basic

     Income from operations                         $0.72          $0.68       5.9

     Reversal of prior year tax
       reserve no longer required                    0.19            -          -

     Gain on sale of financing subsidiary            -             $0.13        -

     Write-down of goodwill                         (3.15)           -          -

     Restructuring and other
       nonrecurring charges                         (0.17)         (0.19)     10.5

     Net Income (loss)                              (2.41)          0.62        -

     Diluted

     Income from operations                         $0.72          $0.67       7.5

     Reversal of prior year tax
       reserve no longer required                   $0.19            -          -

     Gain on sale of financing subsidiary             -            $0.13        -

     Write-down of goodwill                         (3.15)           -          -

     Restructuring and other
       nonrecurring charges                         (0.17)         (0.19)     10.5

     Net Income (loss)                              (2.41)          0.61        -

Avg. Common Shares Outstanding

     Basic                                          154.5          163.8       (5.7)

     Diluted                                        154.5          166.7       (7.3)

*Prior periods restated to reflect the required adoption of EITF issue No. 00-10 relating to the classification of shipping and handling revenues. This does not result in a change in net income (loss) or earnings per common share.




                                              Twelve Months Ended December 31,
                                                    2000           1999      % Change
Net Sales*                                       $5,844.5       $5,579.0        4.8

     Cost of goods sold                           3,052.4        2,842.1        7.4

     Excise taxes on spirits and wine               352.7          401.8      (12.2)

     Advertising, selling, general
       and administrative expenses*               1,605.6        1,568.7        2.4

     Amortization of intangibles                     79.6           85.5       (6.9)

     Write-down of goodwill                         502.6        1,126.0        -

     Restructuring and other
       nonrecurring charges                          73.0          196.0        -

     Interest expense                               133.8          106.8       25.3

     Other (income) expense, net                      5.9          (27.2)       -

Income (Loss) Before Taxes                           38.9         (720.7)       -

     Income taxes                                   176.6          169.9        3.9

Net Income (Loss)                                  (137.7)        (890.6)       -

Earnings Per Common Share

     Basic

     Income from operations                          $2.32          $2.03      14.3

     Reversal of prior year tax
       reserve no longer required                     0.19           -          -

     Gain on sale of financing subsidiary             -              0.13       -

     Write-down of goodwill                          (3.09)         (6.76)      -
     Restructuring and other
       nonrecurring charges                          (0.30)         (0.75)      -

     Net Income (loss)                               (0.88)         (5.35)      -

     Diluted

     Income from operations                          $2.32          $2.03      14.3

     Reversal of prior year tax
       reserve no longer required                    $0.19           -          -

     Gain on sale of financing subsidiary             -             $0.13       -

     Write-down of goodwill                          (3.09)         (6.76)      -

     Restructuring and other
       nonrecurring charges                          (0.30)         (0.75)      -

     Net Income (loss)                               (0.88)         (5.35)      -

Avg. Common Shares Outstanding

     Basic                                          157.6          166.6       (5.4)

     Diluted                                        157.6          166.6       (5.4)

Actual Common Shares Outstanding

     Basic                                          153.5          163.2       (5.9)

     Diluted                                        156.4          166.1       (5.8)

*Prior periods restated to reflect the required adoption of EITF issue No. 00-10 relating to the classification of shipping and handling revenues. This does not result in a change in net income (loss) or earnings per common share.

                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)
                                   (Unaudited)

SEGMENT DATA

                                                Three Months Ended        Twelve Months Ended
                                                    December 31,               December 31,
                                             2000      1999   % Change   2000      1999   % Change
Net Sales*
Home Products                             $   595.8  $  550.3   8.3   $ 2,215.0  $1,950.7    13.5

Office Products                               407.5     408.7  (0.3)    1,435.4   1,381.0     3.9

Golf Products                                 159.6     165.9  (3.8)      965.2     977.7    (1.3)

Spirits and Wine ***                          363.9     362.0   0.5     1,228.9   1,269.6  (3.2)/.9***

Total***                                  $ 1,526.8  $1,486.9   2.7   $ 5,844.5  $5,579.0   4.8/5.7***

Operating Company Contribution**

Home Products                                $ 99.2  $   89.3  11.1   $   340.4  $  300.2    13.4

Office Products                                30.3      41.5 (27.0)       79.5      88.5   (10.2)

Golf Products                                   7.3       7.5  (2.7)      145.2     147.0    (1.2)

Spirits and Wine                              112.4     106.9   5.1       309.1     293.6     5.3

Total                                       $ 249.2   $ 245.2   1.6   $   874.2  $  829.3     5.4

* Prior periods restated to reflect the required adoption of EITF Issue No. 00-10 relating to the classification of shipping and handling revenues. This reclassification does not result in a change in net income (loss) or earnings per common share.

** Operating company contribution (OCC) is net sales less all costs and expenses other than restructuring and other nonrecurring charges, amortization of intangibles, corporate administrative expense, interest and related expenses, other (income) expense, net and income taxes.

*** With the transfer of certain distribution to the new Maxxium joint venture, product is now sold to the venture net of distribution costs and excise taxes. On a comparable basis to prior periods, there would be no effect in the fourth quarter and net sales would be $52.0 million higher for the twelve months. The adjusted sales percentage for Spirits and Wine would be an increase of .9% for the twelve months. For the consolidated Company, comparable net sales would increase to 5.7% for the twelve months.

INCOME FROM OPERATIONS BEFORE NET CHARGES

The following sets forth income from operations before net charges, which represents income before the $42.6 million ($27.4 million after tax) and $73.0 million ($46.6 million after tax) restructuring and other nonrecurring charges taken in the three-month and twelve-month periods ended December 31, 2000, respectively. In addition, income from operations before charges is adjusted to exclude $502.6 million ($487.3 million after tax) goodwill write-down and a $30.0 million tax reserve reversal (see income statement) taken in the three-month and twelve-month periods ended December 31, 2000.

In addition, the following sets forth 1999 income from operations before charges, adjusted to exclude both the $1,126.0 million goodwill write-down and the $49.7 million ($32.3 million after tax) and $196.0 million ($125.6 million after tax) restructuring and other nonrecurring charges taken in the three-month and twelve-month periods ended December 31, 1999, and the $31.6 million gain on the sale of a financing subsidiary in the fourth quarter ($21.2 million after tax).

As a result of the charges, the Company reported a net loss in 2000 and 1999. Because of this, the calculation of reported earnings per share on a diluted basis excludes the impact of the convertible preferred stock and stock options. For comparative purposes, however, the impact of convertible preferred stock and stock options should be considered. The chart below shows the result of including the dilutive instruments.

                                            Three Months Ended December 31,
                                              2000      1999    % Change
Income from Operations Before Net Charges    $ 112.0   $ 112.3    (0.3)
Earnings Per Common Share
Basic                                        $  0.72   $  0.68     5.9
Diluted                                         0.71      0.67     6.0

                                            Twelve Months Ended December 31,
                                              2000      1999    % Change
Income from Operations Before Net Charges    $ 366.2    $ 339.8   7.8
Earnings Per Common Share
Basic                                        $  2.32    $  2.03  14.3
Diluted                                         2.29       1.99  15.1

RESTRUCTURING AND OTHER NONRECURRING CHARGES
In connection with the Company's previously announced restructuring program, the Company recorded pre-tax restructuring and nonrecurring charges of $42.6 million and $73.0 million in the three-month and twelve-month periods ended December 31, 2000, respectively. The charges by segment, as shown below, principally relate to the downsizing and relocation of the Corporate office, product discontinuations and manufacturing consolidation in the golf segment, rationalization of operations and product discontinuations in the office and home segments and other workforce reduction initiatives across all segments.


                                                    Three Months Ended
                                                     December 31, 2000
                                          (In millions, except per share amounts)

                                                              Nonrecurring
                            Restructuring     Cost of Sales Charges    SG & A Charges     Total

Home Products                   $ -                  $ 4.9                 $ 0.4         $  5.3

Office Products                   9.5                  18.7                   6.9           35.1

Golf Products                     -                     -                     2.2            2.2

Corporate Office                  -                     -                      -              -

Total                           $ 9.5                 $23.6                 $ 9.5         $ 42.6

Income Tax Benefit                                                                          15.2

Net Charge                                                                                $ 27.4

Charge Per Common Share

Basic                                                                                     $ 0.17

Diluted                                                                                   $ 0.17

                                                    Twelve Months Ended
                                                     December 31, 2000
                                          (In millions, except per share amounts)

                                                                Nonrecurring
                            Restructuring     Cost of Sales Charges    SG & A Charges     Total
Home Products                  $  3.6                $ 11.3                $  2.9           $ 17.8

Office Products                  13.3                  25.1                   8.7             47.1

Golf Products                     2.8                   0.2                   2.8              5.8

Corporate Office                   -                     -                    2.3              2.3

Total                          $ 19.7                $ 36.6                $ 16.7           $ 73.0

Income Tax Benefit                                                                            26.4

Net Charge                                                                                  $ 46.6

Charge Per Common Share

Basic                                                                                       $ 0.30

Diluted                                                                                     $ 0.30

                              FORTUNE BRANDS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 (In millions)


                                          December 31,       December 31,
                                             2000                1999
                                          (Unaudited)
Assets
  Current assets
    Cash and cash equivalents                   $20.9              $71.9
    Accounts receivable, net                    952.1              956.5
    Inventories                               1,079.2            1,061.4
    Other current assets                        212.3              223.0

      Total current assets                    2,264.5            2,312.8

    Property, plant and equipment, net        1,205.1            1,176.5
    Intangibles resulting from
     business acquisitions, net               1,989.4            2,592.1
    Other assets                                305.1              335.7

      Total assets                           $5,764.1           $6,417.1

Liabilities and Stockholders' Equity

  Current liabilities
    Short-term debt                          $793.6             $637.3
    Current portion of long-term debt          12.4                2.7
    Other current liabilities               1,233.9            1,362.9

      Total current liabilities             2,039.9            2,002.9

  Long-term debt                            1,151.8            1,204.8
  Other long-term liabilities                 436.5              471.2

      Total liabilities                     3,628.2            3,678.9

  Stockholders' equity                      2,135.9            2,738.2

      Total liabilities and
       stockholders' equity                $5,764.1           $6,417.1